Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report, dated February 23, 2018, with respect to the statements of assets and liabilities of General Electric RSP U.S. Equity Fund and General Electric RSP Income Fund including the schedules of investments, as of December 31, 2017, and the related statements of operations for the year then ended, the statements of changes in net assets and the financial highlights for each of the years in the two-year period then ended and the related notes, incorporated by reference in the Registration Statement on Form S-8 of General Electric Company, which report appears in the December 31, 2017 annual report on Form N-CSR of the General Electric RSP U.S. Equity Fund and the General Electric RSP Income Fund, as filed with the SEC on March 8, 2018.

/s/ BBD, LLP

Philadelphia, Pennsylvania
May 1, 2018